UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934

For the month of March 2011

Commission file number: 2-0-27648

VOCALTEC COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐  No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐  No  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

EXPLANATORY NOTE

On February 24, 2011 the Company's Board of Directors approved the appointment of Mr. Richard Schaeffer, a current independent member of the board, to the Audit Committee.

VocalTec, received a letter on February 22, 2011 from the Nasdaq Stock Market indicating that the Company no longer complied with the audit committee composition requirements as set forth in Listing Rule 5605, which requires a listed company to have an audit committee of at least three independent members.  On the date of receipt of the notice, the Company's audit committee had two independent members.

On February 28, 2011, as a result of the appointment of Mr. Schaeffer to the Audit Committee, the Nasdaq Stock Market advised the Company that the staff has determined that the Company complies with Rule 5605(c)(2), and the matter is closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 3, 2011

VOCALTEC COMMUNICATIONS LTD.

By:	/s/ Daniel Borislow

Name: Daniel Borislow
Title: President and Chief Executive Officer